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                             September 28, 2020

       K. Bryce Toussaint
       Chief Executive Officer
       Principal Solar, Inc.
       100 Crescent Court
       Suite 700
       Dallas, TX 75201

                                                        Re: Principal Solar,
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed September 18,
2020
                                                            File No. 024-11253

       Dear Mr. Toussaint:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Index to Financial Statements, page F-1

   1. We note you included financial statements for the period ended March 31, 2020 in response to our prior
comment 2. However, in doing so, the consolidated balance sheet as of December 31, 2018
and the statements of operations, cash flows and stockholders deficit for each of the
two fiscal years ended December 31, 2018 and December 31, 2019 were removed. Note that
your financial statements should contain a complete set of
                                                        annual financial
statements for your two most recently completed fiscal year-ends. Refer to sections (b)(3) and
(b)(4) of Part F/S of Form 1-A for guidance and revise your offering circular accordingly.
 K. Bryce Toussaint
Principal Solar, Inc.
September 28, 2020
Page 2
Statement of Cash Flows, page F-4

2. We note you present a financing activity for stock issued in the amount of $15,241,778, but it does not appear you received cash proceeds for this stock issuance. Please revise your cash flow statement to reflect this issuance of stock as part of non-cash operating activities or tell us why this type of revision is not necessary. Refer to ASC 230-10-45-
       28(b). In addition, include an explanation of the nature of this transaction, where appropriate, within your offering circular.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameK. Bryce Toussaint
                                                             Division of
Corporation Finance
Comapany NamePrincipal Solar, Inc.
                                                             Office of Energy &
Transportation
September 28, 2020 Page 2
cc:       Donnell Suares, Esq.
FirstName LastName